Hoverink Biotechnologies, Inc.

801 Century Park E.

24th Floor

Los Angeles, California 90067

info@hoverink.net

866-443-4666

December 29, 2017

VIA EDGAR AND COURIER

United States Securities and Exchange Commission Division of Corporation Finance

Mail Stop 4720 100 F. Street N.E.

Washington, DC 20549

Re: Hoverink Biotechnologies, Inc .

Application for Withdrawal on Form RW

Registration Statement on Form S-1

Filed on Nov 2, 2017

File No: 333-221308

Ladies and Gentlemen:

Hoverink Biotechnologies, Inc. (the “ Company ”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“ Securities Act ”) that the Company’s Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (“ SEC ”) on Nov 2, 2017, as thereafter amended, together with all exhibits and amendments thereto (“ Registration Statement ”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“ Order ”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to The Bunker Law Group, PLLC benbunker@bunkerlawgroup.com T (702) 784-5990 3753 Howard Hughes Parkway, Suite 200 Las Vegas, Nevada 89169. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney The Bunker Law Group, PLLC benbunker@bunkerlawgroup.com T (702) 784-5990 3753 Howard Hughes Parkway, Suite 200 Las Vegas, Nevada 89169

Thank you for your assistance.

Very truly yours,

Hoverink Biotechnologies, Inc.

By: /s/ Debbie Carter Debbie Carter

Chief Executive Officer